January 15, 2008
Via EDGAR
Ms. Lisa Van Doom
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Feldman Mall Properties, Inc.
Form 10-K for the year ended 12/31/2006
Filed 6/14/2007 and Amended on 4/6/2006
File No. 001-32365
Dear Ms. Van Doom,
We are transmitting for filing Feldman Mall Properties Inc.’s (the “Company”) responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Thomas Wirth of the Company, dated December 17, 2007 (the “December 17 Letter”).
For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the December 17 Letter, and is followed by the corresponding response of the Company.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
Certifications
1.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Your discrepancy involves replacing the word “report” with “annual report” in paragraphs two and three. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response: The Company acknowledges the staff’s comment and will revise its certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation-S-K in its future filings.

In addition, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or need additional documentation you may contact me at (516) 684-1239.
Sincerely,

/s/ Thomas Wirth

Thomas Wirth, President and CFO
Feldman Mall Properties, Inc.

cc:	Mr. Wilson K. Lee
Mr. Jay Bernstein